

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Berndt Modig
Chief Executive Officer
Pharvaris, B.V.
J.H. Oortweg 21
2333 CH Leiden, The Netherlands

  Re: Pharvaris, B.V.
   Amendment No. 2 to
   Draft Registration Statement on Form F-1
   Submitted January 11, 2021
   CIK No. 0001830487

Dear Mr. Modig:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted January 11, 2021

Prospectus Summary, page 1

1. We note your revised disclosure in response to prior comments 1 and 2 and your disclosures that "[p]otency as used in this prospectus refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy" and that you, "have not conducted a head-to-head comparison of icatibant or any other drug candidate to PHA121 in a clinical trial." Please include clarifying language on page 3 when you state your belief that PHVS416 is "More potent inhibitor than icatibant" and "Longer half-life than icatibant." Specifically, include disclosure that your beliefs are not based on head-to-head studies but on your models and that potency is not a measure of

efficacy.

Our Pipeline, page 4

2. We note your response to our prior comment 3 and reissue in part. The pipeline table should clearly depict your material product candidates and their current stage of development. For example, text that reflects upcoming milestones should not be included in the "Phase 1" and "Phase 2" columns, but should be in the "Upcoming Milestone" column. In addition, please include narrative disclosure here and elsewhere you include the pipeline table to make clear that the sole active pharmaceutical ingredient in PHA121 is the same active pharmaceutical ingredients in PHVS416 and PHVS719 and discuss how you plan to rely on trial data from PHA121 to advance PHVS416 and PHVS719. Also, we note your disclosure on page 1, where you state you "are developing PHA121 for the on-demand setting as PHVS416, which is delivered in a soft capsule designed to rapidly treat symptoms with a single dose." However, your pipeline table indicates that you are developing PHVS416 for both the on-demand and prophylactic treatments of HAE. Please revise your pipeline table or otherwise advise.

PHA121, page 101

3. We note your revised statement on page 101 where you state, "PHA121 combines the preclinical effectiveness and selectivity of bradykinin-B2-receptor antagonism with oral bioavailability and extended exposure upon a single dose." Please revise this statement and any similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

License Agreement, page 113

4. We note your response to our prior comment 4, including your updated disclosure on page 113. Please expand your disclosure to (i) identify your product candidates that are dependent on the license agreement; (ii) disclose when the latest to expire patents is scheduled to expire; (iii) aggregate amounts paid to date under the license agreement; and (iv) aggregate potential milestone payments outstanding.

Material United States and Dutch Income Tax Considerations, page 176

5. We note that the tax opinions filed as Exhibit 8.2 and Exhibit 8.1 are short-form tax opinions. Please revise the tax disclosure in your tax section to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel. Please also revise opinion itself to state, if true, that the statements made in the prospectus constitute counsel's opinion, as opposed to summaries. For guidance, refer to Section III.B of Staff Legal Bulletin No. 19.

   You may contact Julie Sherman at 202-551-3640 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sophia Hudson, Esq.